

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

Mail Stop 3561

November 25, 2008

By Facsimile and U.S. Mail

Mr. Daniel Forbush
Chief Financial Officer
General Metals Corporation
1 E Liberty Street, Suite 6000
Reno, NV 89501

> **Re:** **General Metals Corporation**
> **File No. 0-30230**
>
> **Form 10-KSB for the fiscal year ended April 30, 2007**
> **Filed June 5, 2007**
>
> **Form 10-KSB for the fiscal year ended April 30, 2008**
> **Filed August 12, 2008**

Dear Mr. Forbush:

      We have reviewed your supplemental response letter dated November 18, 2008 as well as your filing and have the following comments. We have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Form 10-KSB for Fiscal Year Ended April 30, 2008

General

1.   We re-issue comment 1. We note the disclaimer asserted in your response is not available on your website as of 11/20/08.

2.   We re-issue comment 2. We note the disclaimer asserted in your response is not available on your website as of 11/20/08.

Location and Access, page 3

3.   We reviewed your FY 2008 filing as indicated by your response to our prior
        comment 3. This filing was not available when we conducted our original review
        of your FY 2007 filing. A map of Ghana was provided on page 2, however no
        map has been provided for the Independence property. Please review your map
        criteria and insert revised maps for both the Ghana mining concession and
        Independence mines property into your amended FY 2008 filing.

Plan of Operation and Cash Requirements, page 12

4.   We note your response to prior comment 6 and observe your disclosure on page
        14 of your FY 2008 filing regarding sample ranges, parts per billion (ppb), and
        values in excess of, which does not conform the guidelines previously provided.
        Please amend your FY 2008 filing to comply with these guidelines and to
        minimize the likelihood that we will reissue further comments, please make
        corresponding changes where applicable throughout your document. For
        example, we might comment on one section or example, but our silence on
        similar or related disclosure elsewhere does not relieve you of the need to make
        appropriate revisions elsewhere as appropriate.

5.   We note your response to prior comment 7 in that the inclusion of the resource
        estimates was an oversight. We reissue comment 7. Please amend your FY 2008
        filing and remove all resource disclosure, including all tonnage and grade
        estimates from your filing.

Application of Critical Accounting Policies, page 23

6.   Please revise to specifically identify and provide disclosure regarding the
        Company's critical accounting policies and estimates. Refer to Release No. 33-
        8350.

Item 8A. Controls and Procedures, page 24

7.   Please tell us if your certifying officers considered the effect of the errors on the
        accuracy of prior disclosures regarding internal controls over financial reporting
        and disclosure controls and procedures under Regulation S-B. If such officers
        have concluded that their previous conclusions regarding effectiveness were
        incorrect, you should disclose this determination in your amended Form 10-KSB.
        Otherwise, please explain to us why the discovery of these errors did not affect
        the officers' conclusions regarding internal controls over financial reporting and
        disclosure controls and procedures.

Consolidation Statements of Operations, page F-3

8.   Please remove the caption "Extraordinary Gain/loss" from the consolidated statements of operations.

9.   Explain to us the nature of the line item "loss on derivatives" of the amount totaled $573K and support your accounting. In addition, provide all of the disclosures as required under SFAS no. 133 in a footnote to the financial statements.

Note 4. Gain on Forgiveness of Debt and Debt Conversion, page F-11

10.   We note your response to comment 8, but we re-issue the comment. Please revise the financial statements and elsewhere in the fiscal April 30, 2008 Form 10-K to correct the error regarding the gain recorded to income on forgiveness of related party debt. Please label the Consolidated Statements of Operations column entitled, "July 17, 1998 (Inception) to April 30, 2008" as restated in the revised financial statements. Please ensure the Company labels the appropriate lines on the Consolidated Statements of Stockholders' Equity as restated. Furthermore, please ensure the Company complies with the disclosure requirements of paragraph 26 of SFAS no. 154.

Note 6. Stockholders' Equity, page F-11

11.   We note your response to comment 11.   Please quantify for us the amount of the error you identified for the fiscal year ended April 30, 2007, and where you had made the apparent out of period adjustment effective July 31, 2007 as you indicated in your response. To the extent that it is material to the financial statements, we believe you should amend the fiscal 2008 Form 10-KSB to correct the error for the fiscal year ended April 30, 2007 instead of correcting it within the FY 2007 Form 10-KSB. If you determine that an amendment is necessary, please label both the 2007 and 2008 columns as restated in the Consolidated Statements of Operations. Furthermore, please ensure the Company complies with the disclosure requirements of paragraph 26 of SFAS no. 154 with respect to the correction of an error.

12.   In addition, advise us if you plan to file an Item 4.02 of Form 8-K stating that the previously issued financial statements should not be relied upon. If not, explain to us why you are not required to do so.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may contact Robert Babula, Staff Accountant, at (202) 551-3339 if you have questions regarding comments on the financial statements and related matters. Any engineering related comments should be directed to George Schuler, Mining Engineer, at (202) 551-3718. Please contact me at (202) 551-3377 if you have any other questions.

Sincerely,

Andrew Mew
Accounting Branch Chief